Loehmann's Holdings, Inc. Splits Common Stock 2-For-1 and Will Redeem $15,000,000 of Notes

Business Editors

BRONX, N.Y.--(BUSINESS WIRE)--Sept. 12, 2002--Loehmann's Holdings, Inc. (NASDAQ:
LHMS) today announced that its stockholders had approved an increase in its authorized Capital Stock to 20,000,000 shares at its Annual Meeting.

     The Company further announced a 2 for 1 split so that each holder of common stock at the record date of September 30, 2002 will receive an additional share of common stock at October 15, 2002 for each share held. The stock split will result in there being 6,658,964 shares of Common Stock outstanding after giving effect to the split. Loehmann's further announced that effective November 4, 2002, it will redeem $15,000,000 of its approximately $26,000,000 of 11% notes outstanding. These notes will be redeemed at face value with payment made of accrued interest to the date of redemption and redeemed notes will cease to bear interest after the redemption date. Robert Friedman, Chief Executive Officer of Loehmann's, stated that the Company is pleased to take these actions for the benefit of its stockholders.

     Loehmann's is a leading specialty retailer of well-known designer and brand name women's and men's fashion apparel, accessories and shoes at prices that are typically 30% to 65% below department store prices. Loehmann's operates 44 stores in major metropolitan markets located in 16 states. Loehmann's invites investors to visit the Company's web site at www.loehmanns.com.

     This release contains forward-looking information within the meaning of The Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, uncertainties, and other factors which may cause actual results to differ materially from such forward-looking information. Such factors include, among other things, levels of sales and store traffic, general economic and business conditions, competition, development and operating costs, advertising and promotional efforts, brand awareness, and the existence or absence of adverse publicity. For more detail, see the Company's annual and quarterly reports filed with the Securities and Exchange Commission (a copy of which may also be obtained from the Company at (718) 409-2000). Investors and prospective investors are urged to consider the factors discussed above, and to read the Company's annual and quarterly reports filed with the Securities and Exchange Commission.